UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO
(Rule 13e-4)
________________________

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

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(AMENDMENT NO. 1)

Voxware, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________________

Options to Purchase Shares of Common Stock, par value $0.001 per Share
(Title of Class of Securities)
________________________

92906L501
(CUSIP Number of Class of Securities)
________________________

Scott  J. Yetter
President and Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, New Jersey 08619
Telephone: (609) 514-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Amy Pocino Kelly, Esq.
Jill Mather, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: 215-963-4000
Fax: 215-963-5001

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$4,389,224	$312.96
*
The “transaction valuation” set forth above is based on the Black-Scholes Option Valuation Model and assumes that all outstanding options eligible for tender, covering an aggregate of 822,591 shares of Common Stock of Voxware, Inc., will be exchanged pursuant to this Offer, which may not occur.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 4 for fiscal year 2010 equals $71.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	312.96
	Form or Registration No.:	Schedule TO
	Filing party:	Voxware, Inc.
	Date filed:	January 20, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) that Voxware, Inc. filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2010 and is the final amendment relating to the Offer to Exchange Certain Outstanding Options with an Exercise Price per Share of $2.25 or Higher for New Options, dated January 20, 2010 (the “Offer”). The purpose of this Amendment is to report the results of the Offer.

ITEM 4 TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 on February 25, 2010. Pursuant to the Offer, we canceled Eligible Options to purchase 806,596 shares of our common stock and granted Replacement Options to purchase 701,334 shares of our common stock. Each Replacement Option vests in accordance with the vesting schedule applicable to the Eligible Option it replaced, has a new seven-year term and has an exercise price per share equal to $1.50, the fair market value of our common stock on the February 26, 2010 grant date.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

Date:	March 1, 2010	Voxware, Inc.

		By:	/s/ Scott J. Yetter
		Name:	Scott J. Yetter
		Title:	President and Chief Executive Officer